UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934  [no fee required]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 [no fee required]

For the transition period from ..................... to ..................................

Commission file number ....................................................................

1.

Full Title of the Plan and the address of the Plan:

GENERAL CABLE SAVINGS PLAN

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

2.

Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

GENERAL CABLE CORPORATION

4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753

GENERAL CABLE SAVINGS PLAN

TABLE OF CONTENTS	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2004	5
Notes to Financial Statements	6-9
SUPPLEMENTAL SCHEDULE --
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	11

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	12
EXHIBITS
Exhibit 23 - Consent of Deloitte & Touche LLP, Independent Auditors	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of General Cable Corporation,
to the Retirement Plans Finance Committee and the
Retirement Plans Administrative Committee (the “Retirement Committees”) and to the
Participants of the General Cable Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 24, 2005

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Participant-directed investments (Note 3)	$52,374,326	$48,843,444

Contributions receivable:
Employer	17,771	1,239
Employee	27,087
	44,858	1,239

NET ASSETS AVAILABLE FOR BENEFITS	$52,419,184	$48,844,683

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

CONTRIBUTIONS:
Employee	$2,235,091	$2,228,288
Employer	1,472,275	1,388,430
Rollover	34,398	301

Total contributions	3,741,764	3,617,019

Investment income:
Net appreciation in fair value of investments	3,891,569	6,429,625
Interest and dividend income	1,194,973	1,155,386

Net investment income	5,086,542	7,585,011

DEDUCTIONS:
Benefits paid to participants	(5,168,118)	(4,176,736)
Other distributions	(16,690)	(18,730)

Total deductions	(5,184,808)	(4,195,466)

TRANSFERS TO OTHER PLANS—Net	(68,997)	(73,184)

NET INCREASE	3,574,501	6,933,380

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,844,683	41,911,303

End of year	$52,419,184	$48,844,683

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2004 AND 2003

1.

PLAN DESCRIPTION

The following description of the General Cable Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan of General Cable Corporation (the “Company”) covering certain hourly employees of the Company or an affiliated company as determined by the terms of the applicable collective bargaining agreements. GK Technologies, Inc. is the Plan Sponsor. General Cable Corporation and affiliated companies are participating employers. The Retirement Committees, appointed by the Board of Directors of the Company, control and manage the operation and administration of the Plan. MFS Heritage Trust Co. serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may contribute up to a certain percent of their pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants at certain locations are also eligible to contribute on an after-tax basis. The Company may match a percent of the participants’ before-tax contributions as determined by the terms of the applicable collective bargaining agreements for participants employed at the DuQuoin, Illinois; Indianapolis, Indiana; Malvern, Arkansas; Marion, Indiana; and Willimantic, Connecticut facilities. The Company’s matching contributions, net of forfeitures of $10,048 and $57,486, respectively, were $687,778 and $649,493 for the years ended December 31, 2004 and 2003, respectively.

The Plan provides for the Company to make a contribution to the Plan’s employee retirement account for certain participating locations. The contribution level is determined under the terms of collective bargaining agreements. The Company’s retirement contributions, net of forfeitures of $35,000 and       $45,371, respectively, were $784,497 and $738,937 for the years ended December 31, 2004 and 2003, respectively.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution (both before and after tax), the Company’s matching contribution, the Company’s retirement contribution, and investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments—Participants direct the investments of their accounts into various investment options offered by the Plan. The Plan offers investment options including mutual funds, a common/collective trust fund and a Company common stock fund as investment options for participants.

Vesting—Participants are vested immediately in their contributions (both before and after tax) plus actual earnings thereon. The vesting of the Company’s retirement contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100 percent vested after seven years of credited service or immediately upon attainment of age 65, age 55 with 5 years of service or death or disability.

The vesting of the Company’s matching contribution portion of their account is based on years of continuous service. For participants who were hired on or after July 1, 2000, a participant is 100 percent vested after four years of credited service or immediately upon attainment of age 65, age 55 with 5 years of service or death or disability.

Participants hired prior to July 1, 2000 should refer to the Plan Document for their vesting schedule.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percent, as determined by the Retirement Committees. Principal and interest are paid ratably through payroll deductions.

In-Service Withdrawals—Prior to termination of employment, participants may make hardship withdrawals or withdrawals upon attainment of age 59 and one half, in accordance with the Plan Document.

Payment of Benefits—Upon retirement or other termination of employment, a participant’s vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution.

Forfeitures—As of December 31, 2004 and 2003, forfeited nonvested accounts totaled $4,324 and $16,232, respectively. Forfeitures are used to reduce future Company contributions to the Plan.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments including mutual funds, a common/collective trust fund and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds, common/collective trust fund and Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses—Trustee and investment management fees are paid by the Plan. Other administrative expenses are paid by the Company.

Payment of Benefits—Benefits are recorded when paid.

Transfers—In addition to this Plan, the Company also sponsors the General Cable Retirement and Savings Plan for Salaried Associates and the General Cable Savings Plan for Hourly Associates. If employees change their status during the year, their account balances are transferred into the corresponding plan. The transfers to other Plans on the accompanying statements of changes in net assets available for benefits represent net transfers of participant account balances to the corresponding Plans.

3.

INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

		2004	2003

*	MFS Fixed Fund—Class I	$16,472,995	$16,090,629
*	MFS Value Fund—Class I	9,374,910	8,284,162
	Vanguard Institutional Index Fund	5,696,260	5,433,164
*	MFS Emerging Growth Fund—Class I	4,122,707	3,988,886
	Franklin Small Mid Cap Growth Fund—Class A	**	3,059,266

* Party-in-interest

** Less than 5% of Plan's net assets

During the years ended December 31, 2004 and 2003, Plan investments (including investments bought, sold and held during the period) appreciated in value as follows:

	2004	2003

Mutual Funds	$3,177,624	$5,630,775
General Cable Corporation Common Stock Fund	713,945	798,850

Net appreciation of investments	$3,891,569	$6,429,625

4.

RELATED-PARTY TRANSACTIONS

Certain plan investments are held in shares of mutual funds managed by MFS Investment Management, an affiliate of MFS Heritage Trust Co. In addition, MFS Heritage Trust Co. acts as directed trustee, as defined by the Plan and associated trust agreement and, therefore, these transactions qualify as party-in-interest transactions (under a prohibited transaction exemption).

At December 31, 2004 and 2003, the Plan held 61,687 and 105,163 share equivalents, respectively, of the common stock fund of General Cable Corporation, a participating employer, with a cost basis of

$511,158 and $679,749, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded no dividend income.

5.

PLAN TERMINATION

Although it has not expressed any intention to do so and subject to the terms of any collective bargaining agreements, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA by duly adopted written resolution of the Board of Directors of the Plan Sponsor. In the event of termination, the assets of the Plan credited to each participant’s account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving this determination letter in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. However, the Plan sponsor believes the Plan is designed and being administered in accordance with the Internal Revenue Code. Therefore, no provision for income taxes is included in the accompanying financial statements.

******

SUPPLEMENTAL SCHEDULE

GENERAL CABLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

Identity of Issuer/	Fair
Description of Investment	Value

Common/Collective Trust Fund—
*MFS Fixed Fund—Class I	$16,472,995

Mutual Funds:
American EuroPacific Growth Fund—Class A	1,199,446
American Funds Growth Fund	408,359
American Funds Washington Mutual Fund	143,981
Armada Small Cap Value Fund - Class I	488,019
Franklin Small Mid Cap Growth Fund—Class A	2,511,212
*MFS Capital Opportunities Fund—Class I	646,701
*MFS Emerging Growth Fund—Class I	4,122,707
*MFS Massachusetts Investors Growth Stock Fund—Class I	2,299,045
*MFS Massachusetts Investors Trust Fund—Class I	1,150,177
*MFS Mid Cap Growth Fund—Class I	221,038
*MFS Money Market Fund	42,934
*MFS Research International Fund—Class I	378,919
*MFS Strategic Income Fund Class I	1,569,395
*MFS Value Fund—Class I	9,374,910
PIMCO Total Return Fund—Class A	1,267,435
T Rowe Price Mid-Cap Value Fund	159,805
Vanguard Institutional Index Fund	5,696,260
Victory Diversified Stock Fund - Class A	62,772

31,743,115

Common Stock Fund—
*General Cable Corporation	854,366

Loans to Participants—
*Notes receivable, with interest rates ranging from 5.00% to 11.50%,
maturing through May 2013	3,303,850

$52,374,326

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL CABLE SAVINGS PLAN

Date:

June 29, 2005

By:

/s/ Robert J. Siverd

Name:

Robert J. Siverd

Title:

Member, Savings Plan

Administrative Committee

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-31869 and 333-51818 of General Cable Corporation on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of General Cable Savings Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 24, 2005